Westminster Research Associates LLC

Statement of Financial Condition

December 31, 2021

(SEC I.D. No. 8-28900)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28900

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Westminster Research Associates LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

599 Lexington Avenue, 27th Floor

(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Melissa Bowen-Farsewicz	646-690-3241	melissa.bowen@cowen.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP

(Name – if individual, state last, first, and middle name)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Melissa Bowen-Farsewicz, affirm that, to the best of my knowledge and belief, the financial report pertaining to the firm of Westminster Research Associates LLC as of December 31st, 2021, is true and correct. I further affirm that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Melissa Bowen-Farsewicz
_____

Melissa Bowen-Farsewicz – Chief Financial Officer

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation*** in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

***Based upon the Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in light of COVID-19 Concerns and the difficulties arising from COVID-19, Westminster Research Associates LLC is making this filing without a notarization.

Westminster Research Associates LLC
Index
December 31, 2021



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member and Management
Westminster Research Associates LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Westminster Research Associates LLC (the Company) as of December 31, 2021, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2017.

New York, New York
February 25, 2022

Westminster Research Associates LLC
Statement of Financial Condition
December 31, 2021

(in thousands)

Assets		
Cash	$	6,197
Cash segregated under federal regulations		85,723
Receivables from brokers		37,894
Due from related parties		193
Prepaid research, net of allowance of $587		6,099
Other assets		66
Total assets	$	136,172

Liabilities and Member's Equity		
Liabilities		
Commission management payables	$	93,186
Compensation payable		1,288
Due to related parties		1,065
Accrued compensation and other liabilities		218
Total liabilities		95,757
Member's equity		40,415
Total liabilities and member's equity	$	136,172

The accompanying notes are an integral part of this statement of financial condition.

Westminster Research Associates LLC
Notes to Statement of Financial Condition
December 31, 2021

---

1. Organization and Business

Westminster Research Associates LLC (the "Company"), a Delaware limited liability company, is a registered broker-dealer with the Securities Exchange Commission ("SEC") which operates under the Securities Exchange Act of 1934 ("SEA"). The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). FINRA serves as the Company's designated self-regulatory organization ("SRO"). The Company is an indirect wholly-owned subsidiary of Cowen Holdings, Inc. which is an indirectly wholly-owned subsidiary of Cowen Inc. ("CI" or "Ultimate Parent").

The Company's principal operations include providing access to investment research and commission management solutions to U.S. institutional investors and commission recapture services to pension plan sponsor clients. The Company does not execute, clear or settle securities trades. Revenues are primarily derived from commission sharing arrangements ("CSA") with various brokers on their securities transactions.

2. Significant Accounting Policies

Basis of Presentation
The Company's statement of financial condition are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") through the Accounting Standards Codification ("ASC") as the source of authoritative accounting principles in the preparation of financial statements.

Use of Estimates
The preparation of the accompanying statement of financial condition, in conformity with US GAAP, requires the management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accompanying statement of financial condition. Actual results could materially differ from those estimates.

Cash
Cash includes cash held on deposit at BMO Harris Bank N.A.

Cash Segregated Under Federal Regulations
Cash segregated under federal regulations include cash deposited in special bank accounts for the exclusive benefit of customers under Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934. Cash segregated under federal regulations is concentrated at BMO Harris Bank N.A.

Allowance for Credit Losses
The Company measures the allowance for credit losses in accordance with ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the prescribed impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update guidance, the Company has the ability to determine there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements or based on the credit quality of the borrower or issuer). The guidance in ASC 326 does not apply to loans and receivables between entities under common control.

The Company applies the guidance in ASC 326 to receivables from brokers and other receivables and prepaid research from non-related parties carried at amortized cost.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and

future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit loss. The Company's expectation is the credit risk associated with other receivables is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards. For prepaid research, the Company considers factors such as historical experience, customer's anticipated trading activity, age of balance and current economic conditions, in determining the allowance for credit losses.

Due to and from Related Parties
An affiliate of the Company may advance amounts and pay certain expenses on behalf of employees of the Company. These amounts settle in the ordinary course of business. The Company also collects administrative fees from affiliates for trades executed (see Note 8, "Related Party Transactions").

Fair Value of Financial Instruments
All of the Company's financial instruments are carried at fair value or amounts that approximate fair value. These financial instruments are generally classified as Level 2.

Receivables from Brokers
Receivables from brokers consists of commissions related to commission management arrangements. The Company receives a gross commission from various brokers which is used to fund the commission management arrangements, less the portion retained as income to the Company.

Prepaid Research, Net of Allowance
A prepaid research asset is established for research and related services disbursed in advance of anticipated client commission volumes.

Other Assets
Other assets consist primarily of prepaid taxes to the Australian Taxation Office on behalf of the Company's Australian customers.

Commission Management Payables
Commission management payables are portions of gross commissions received from various brokers that are accrued for the purpose of the Company's institutional clients to pay for research products under Section 28(e) of the SEA or other services provided by third parties.

Accrued Compensation and Other Liabilities
Accrued compensation and other liabilities primarily consist of accrued bonuses and accrued expenses.

Contingencies
The Company establishes reserves for contingencies when the Company believes that it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. The Company discloses a contingency if there is at least a reasonable possibility that a loss may have been incurred and there is no reserve for the loss because the conditions above are not met. The Company's disclosure includes an estimate of the reasonably possible loss or range of loss for those matters which an estimate can be made. Neither accrual nor disclosure is required for losses that are deemed remote. There were no accruals for contingencies recorded as of December 31, 2021.

Income Taxes
The Company is a single member limited liability company that is disregarded for income tax purposes. The Company is included in the consolidated federal and combined state and local tax returns filed by CI.

Share-Based Compensation
Share-based awards relate to the Company's allocated equity grants under CI's equity and incentive compensation plans. See Note 5, "Share-Based Payments, Deferred Compensation and Employee Ownership Plans" for a description of these awards.

Recently Adopted Accounting Pronouncements
There are no recently issued or recently adopted pronouncements applicable to the Company.

3. Segregated Cash

As of December 31, 2021, the Company had cash segregated in compliance with federal regulations of $85.7 million in a Special Reserve Bank Account for the exclusive benefit of customers under SEA Rule 15c3-3.

4. Commission Management Payable

The Company receives a gross commission from various brokers, which is then used to fund commission sharing arrangements, less the portion retained as income by the Company. As of December 31, 2021, the Company had accrued commission sharing payable of $93.2 million on the statement of financial condition.

5. Share-Based Payments and Deferred Compensation

Share-Based Payments
The Company's employees participate in the 2010 and 2020 CI' Equity and Incentive Plans (the "Plans"). The Plans permit the grant of options, restricted shares, restricted stock units ("RSU"), and other equity-based awards to the Company's employees and directors. Stock options granted generally vest over two-to-five-year periods and expire seven years from the date of grant. Restricted shares and restricted share units issued, both of which are eligible to accrue dividend equivalents, may be immediately vested or may generally vest over a two-to-five-year period. Awards are subject to the risk of forfeiture, inclusive of accrued dividend equivalents. As of December 31, 2021, there were 2.5 million shares available for future issuance under only the 2020 Equity Incentive Plan.

The Company records compensation cost for share based awards as an allocation to member's equity. In accordance with the expense recognition provisions of FASB ASC Topic 718, Compensation - Stock Compensation, the Company amortizes unearned compensation associated with share-based awards on a straight-line basis over the vesting period of the option or award, net of forfeitures.

Restricted Shares and Restricted Stock Units Granted to Employees
The following table summarizes the Company's nonvested restricted shares and restricted stock units activity for the year ended December 31, 2021:

	Nonvested Restricted Shares and Stock Units	Weighted-Average Grant-Date Fair Value	
Balance at beginning of year	46,728	$	16.48
Granted	650		36.98
Vested	(39,893)		16.67
Forfeited	—		—
Balances at end of year	7,485	$	17.28

Included in the restricted share and restricted stock unit activity are performance-linked restricted stock units which were awarded in March 2016, April 2019, July 2020 and February 2021. Each RSU is equal to one share of the CI's Class A common stock. Certain of the awards granted have the ability to be cash settled when the attained awards exceed a certain percentage of granted amount. The cash portion of the award has been bifurcated from the equity component and recorded as a compensation payable in the accompanying statement of financial condition. Unvested awards vest on December 2022 and December 2023 and will be earned only to the extent that the Company attains specified market conditions relating to its volume-weighted average share price and total shareholder return in relation to certain benchmark indices and performance goals relating to aggregate net income and average return on shareholder equity. The actual number of RSUs ultimately earned could vary from zero, if performance goals are not met, to as much as 220% of the targeted award. Compensation expense is recognized to the extent that it is probable that the Company will attain the performance goals. The fair value of restricted stock is determined based on the number of shares granted and the quoted price of the Company's common stock on the date of grant.

As of December 31, 2021, the Company had $0.1 million of unrecognized compensation cost related to grants of nonvested restricted shares.

401(k) Savings Plan
CI sponsors a Retirement and Savings Plan which is a defined contribution plan pursuant to Section 401(k) of the Internal Revenue Code (the "401(k) Plans"). All full-time eligible employees can contribute on a tax deferred basis and an after-tax basis to the 401(k) Plans up to federal contribution limits or up to 100% of their annual compensation, subject to certain limitations. CI provides matching and profit-sharing contributions to employees that are equal to a specified percentage of the eligible participant's contribution as defined by the 401(k) Plans.

6. Contingencies

In accordance with ASC Topic 450, Disclosure for Certain Loss Contingencies, the Company establishes reserves for contingencies when the Company believes that it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. The Company discloses a contingency if there is at least a reasonable possibility that a loss may have been incurred and there is no reserve for the loss because the conditions above are not met. The Company's disclosure includes an estimate of the reasonably possible loss or range of loss for those matters, for which an estimate can be made. Neither a reserve nor disclosure is required for losses that are deemed remote.

In the ordinary course of business, the Company and its affiliates and current and former officers, directors and employees (for purposes of this section, sometimes collectively referred to as the Company and Related Parties) can be named as defendants in, or as parties to, various legal actions and proceedings. Certain of these actions and proceedings assert claims or seek relief in connection with alleged violations of securities, banking, anti-fraud, anti-money laundering, employment and other statutory and common laws. Certain of these actual or threatened legal actions and proceedings include claims for substantial or indeterminate compensatory or punitive damages, or for injunctive relief.

In the ordinary course of business, the Company and Related Parties are also subject to governmental and regulatory examinations, information gathering requests (both formal and informal), certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. The Company is subject to regulation by various U.S., state, foreign and other regulators. In connection with formal and informal inquiries by these regulators, the Company receives requests, and orders seeking documents and other information in connection with various aspects of their regulated activities.

The Company seeks to resolve all litigation and regulatory matters in the manner management believes is

___

in the best interests of the Company, and contests liability, allegations of wrongdoing and, where applicable, the amount of damages or scope of any penalties or other relief sought as appropriate in each pending matter.

The Company has evaluated all adverse litigation claims and based on the information currently available, the Company has not established any reserves for such claims, since in the opinion of management, the likelihood of liability is not probable nor reasonably estimable.

7. Regulatory Requirements

Regulatory Capital
As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 ("SEA Rule 15c3-1") under the SEA, which requires the maintenance of minimum net capital. The Company has elected to compute net capital under the alternative method permitted by that rule. Under the alternative method, the Company, as defined in (a)(1)(ii) of SEA Rule 15c-3-1, equal to the greater of $0.3 million or 2% of aggregate debits arising from customer transactions. As of December 31, 2021, the Company had net capital of approximately $19.0 million, which was approximately $18.7 million in excess of its minimum net capital requirement.

Customer Protection
The Company must also comply with the customer protection provisions under SEA Rule 15c3-3 which requires a computation of reserve requirements for customers and maintenance of a deposit of cash or securities into a special reserve bank account for the exclusive benefit of customer; or claim an exemption pursuant to subparagraphs (k)(2)(i) or (k)(2)(ii) of that rule. The Company claims exemption under Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 as the Company's other business activities are limited to receiving transaction-based compensation for proving commission management services and from SEC's Rule 15c3-3 under subparagraph (k)(2)(i) because it does not carry securities accounts for customers or perform custodial functions relating to customer securities, processes all customer cash transactions through a special reserve bank account for the exclusive benefit of customers and does not carry PAB accounts (as defined in Rule 15c3-3).

8. Related Party Transactions

In the normal course of business, the Company enters into transactions with related parties, including CI and certain other affiliated entities. Excluding commissions owed to the Company, due to related parties is presented net on the statement of financial condition, pursuant to a netting agreement in place between the Ultimate Parent and all affiliated entities, and is settled net with Cowen Services Company, LLC ("CSC"), an affiliate. At December 31, 2021, the balance in due to related parties represents the net payable due to CSC of $1.1 million.

Balances with related parties included in the statement of financial condition are as follows:
(in thousands)

Assets	Affiliate	12/31/2021
Due from related parties	Cowen and Company LLC	$ 193
Liabilities		
Due to related parties	Cowen Services Company, LLC	$ 1,065

The Company collects administrative fees from Cowen and Company LLC ("Cowenco"), wholly owned subsidiary of the Ultimate Parent, for each trade executed by the affiliate broker dealer included in due from related parties, on the statement of financial condition.

The Company collects service bureau fees from Cowenco, for use of their proprietary software, Commission Management Utility ("CMU").

Support Arrangements

The Company previously entered into service level agreements with CSC, in which the employment of all of the Company's employees was assigned and transferred to CSC. Under this agreement CSC is responsible for the compensation-related payments to these employees for their performance of services provided to the Company, and the Company records the related amounts payable to CSC in due to related parties on the statement of financial condition. CSC also agreed to provide certain administrative, support services and other operational support to the Company. All direct and indirect expenses are paid by CSC or other affiliates through an expense sharing agreement. Indirect expenses are allocated based on time, usage, and/or headcount.

9. Off-Balance Sheet Risk

Concentration of Credit Risk

The Company may maintain cash and cash segregated in compliance with federal regulations at financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risks.

Market Risk

The effects of the outbreak of COVID-19 have negatively affected the global economy, the United States economy and the global financial markets, and have disrupted and may further disrupt our operations and our clients' operations. The effects of the COVID-19 pandemic could in future periods have an adverse effect on our business and financial condition.

Off-Balance Sheet Arrangements

The Company does not have any material off-balance sheet arrangements as of December 31, 2021.

10. Subsequent Events

The Company has evaluated events through February 25, 2022 the date the statement of financial condition were issued, and has determined that there were no subsequent events requiring adjustment or disclosure to the statement of financial condition.